

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2022

Sean Peace
Manager
RoyaltyTraders LLC
1053 East Whitaker Mill Rd., Suite 115
Raleigh, NC 27604

        Re: RoyaltyTraders LLC
             Offering Statement on Form 1-A
             Post-Qualification Amendment No. 3
             Filed November 3, 2022
             File No. 024-11532

Dear Sean Peace:

        This is to advise you that we do not intend to review your amendment.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Patrick Faller, Staff Attorney, at (202) 551-4438, or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Andrew Stephenson